Exhibit 99.2

MEDIWOUND LTD.

PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON FEBRUARY 22, 2018
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sharon Malka and Yaron Meyer and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of MediWound Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Monday, January 22, 2018, at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, at 9:30 a.m. (Eastern Standard Time) on Thursday, February 22, 2018, and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to Proposal 1, this Proxy will be voted FOR such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposals 2 or 3, the undersigned will be deemed to have abstained from voting on either/both such proposal(s) (as applicable). Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

MEDIWOUND LTD.

February 22, 2018

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at - http://ir.mediwound.com/financial-information/annual-reports

Please date, sign and mail
your proxy card in the
envelope provided as soon
 as possible.

↓ Please detach along perforated line and mail in envelope. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1, 2 and 3. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEMS 2A
AND 3A RELATING TO PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Directions (Proposals 2 and 3)
PLEASE BE CERTAIN TO FILL IN THE BOXES “FOR” ITEMS 2A AND 3A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A “PERSONAL INTEREST,” UNDER THE ISRAELI COMPANIES LAW) IN THE APPROVAL OF PROPOSALS 2 AND 3 (UNLESS YOU HAVE SUCH A CONFLICT OF INTEREST). IF YOU DO NOT FILL IN THE RELEVANT BOX, YOUR VOTE ON PROPOSAL 2 OR 3 (AS APPLICABLE) WILL NOT COUNT TOWARDS THE SPECIAL MAJORITY REQUIRED FOR APPROVAL OF THAT PROPOSAL UNDER THE ISRAELI COMPANIES LAW.

If you believe that you, or a related party of yours, has such a conflict of interest, or if you are a controlling shareholder and wish to participate in the vote on Proposal 2 or Proposal 3, as applicable, you should not check the corresponding box “FOR” Item 2A or 3A, and you should not vote on Proposal 2 and/or Proposal 3 via this proxy card. Instead, you should contact the Company’s general counsel, at +972-77-971-4100 or email: yaronm@mediwound.com, who will provide you with a separate proxy card that is designed for you.  If you hold your shares in “street name” and believe that you are a controlling shareholder or have a conflict of interest, you should contact your bank, broker or other nominee), who should then contact our general counsel on your behalf.

To change the address on your account, please check the box at the right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐
		FOR	AGAINST	ABSTAIN
1.	Approval of the terms of office and engagement of Mr. Stephen T. Wills, the Chairman of our Board of Directors	☐	☐	☐
2.	Approval of amendments to the terms of engagement of Gal Cohen, our President and Chief Executive Officer	☐	☐	☐
2A.	The undersigned hereby confirms that he, she or it does not have a conflict of interest in the approval of Proposal 2	☐
3.	Approval of an amendment of the terms of options to purchase ordinary shares that had been granted to Gal Cohen, our President and Chief Executive Officer	☐	☐	☐
3A.	The undersigned hereby confirms that he, she or it does not have a conflict of interest in the approval of Proposal 3	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.